COMMENTS RECEIVED ON 12/10/2024

FROM KIM McMANUS

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Municipal Core Plus Bond Fund

Fidelity Municipal Bond Opportunities ETF

N-14 FILED ON 11/15/2024

N-14 Proxy Statement and Prospectus

1.

SYNOPSIS

C:

The Staff requests we revise the proxy statement, as necessary, to address comments issued on the acquiring fund’s 485(a) filing.

R:

We will incorporate any disclosure changes, as necessary.

2.

FORM N-14

C:

The Staff requests we confirm that all required information for the acquiring fund is included within the form N-14.

R:

We believe the N-14 filing includes all required information for the acquiring fund.

3.

SYNOPSIS – What are the reasons for the Reorganization?

C:

The Staff requests we list any negative factors considered by the Board to present a balanced discussion.

R:

The information provided in the “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund. Accordingly, we respectfully decline to revise the disclosure.

4.

SYNOPSIS - How will you determine the number of shares of the Acquiring Fund that I will receive?

“Upon completion of the Reorganization, each shareholder of the Acquired Fund will receive shares of the Acquiring Fund and, in some cases, cash equal to the value of the shares of the Acquired Fund the shareholder owned on the Closing Date.

For more information, please refer to the section entitled “The Proposed Transaction – Agreement and Plan of Reorganization and Liquidation.”

C:

The Staff notes the answer to the question does not explain how the number of shares will be determined and requests we revise.

R:

We will revise the response to the question as follows (new language is underlined):

“Upon completion of the Reorganization, each shareholder of the Acquired Fund will receive the number of shares of the Acquiring Fund and, in some cases, cash equal in value to the aggregate net asset value of the shares of the Acquired Fund the shareholder owned on the Closing Date.

For more information, please refer to the section entitled “The Proposed Transaction – Agreement and Plan of Reorganization and Liquidation.””

5.

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

“Effective December 11, 2025, derivative instruments that provide investment exposure to the securities above or exposure to the market risk factors associated with such securities are included in the fund’s 80% policy, consistent with the fund’s investment policies and limitations with respect to investments in derivatives.”

C:

The Staff requests we expand the disclosure to identify the “market risk factors associated with such investments” or otherwise clarify the type of derivative instruments in which we intend to invest (e.g., investment in interest rate derivatives).

R:

The derivative instruments listed in the fund’s principal investment strategy and principal investment risk disclosures consist of the universe of derivatives that the fund may invest in from time to time. For example, the fund’s principal investment strategy disclosure includes the following:

“The fund’s derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes.“

Accordingly, we respectfully decline to revise the disclosure.

6.

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of the 80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

The fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

7.

SYNOPSIS - Expense Limitation and Reimbursement Arrangements

C:

The Staff requests we confirm any fees of the acquired fund that are subject to recoupment will not be recoverable by the combined fund. If the recoupment right will survive the merger, explain how this would work given the various classes existing for the acquired fund, but not the acquiring fund.

R:

We confirm that any fees of the acquired fund that are subject to recoupment will not be recoverable by the combined fund.

8.

SYNOPSIS - Annual Fund and Class Operating Expenses

C:

The Staff requests we confirm supplementally that the fees in the N-14 are current.

R:

We confirm that the fees presented in the fee table are current.

9.

SYNOPSIS – Who bears the expenses associated with the Reorganization?

C:

The Staff requests we explain if there will be portfolio repositioning as a result of the reorganization.

R:

We do not anticipate portfolio repositioning as a result of the reorganization.

10.

SYNOPSIS – Who bears the expenses associated with the Reorganization?

“FMR will bear the one-time administrative costs associated with the Reorganization. Any transaction costs associated with portfolio adjustments to the Acquired Fund and the Acquiring Fund due to the Reorganization that occur prior to the Closing Date will be borne by the Acquired Fund and the Acquiring Fund, respectively. Any transaction costs associated with portfolio adjustments to the Acquiring Fund due to the Reorganization that occur after the Closing Date and any additional merger-related costs attributable to the Acquiring Fund that occur after the Closing Date will be borne by the Acquiring Fund.”

C:

The Staff requests we revise to eliminate reference to the acquiring fund incurring “any transaction costs associated with portfolio adjustments.”

R:

We will revise the disclosure as follows (deleted language is struck through):

“FMR will bear the one-time administrative costs associated with the Reorganization. Any transaction costs associated with portfolio adjustments to the Acquired Fund ~~and the Acquiring Fund~~ due to the Reorganization that occur prior to the Closing Date will be borne by the Acquired Fund ~~and the Acquiring Fund, respectively~~. Any transaction costs associated with portfolio adjustments to the Acquiring Fund due to the Reorganization that occur after the Closing Date and any additional merger-related costs attributable to the Acquiring Fund that occur after the Closing Date will be borne by the Acquiring Fund.”

11.

THE PROPOSED TRANSACTION – Reasons for the Reorganization

C:

The Staff requests we clarify the alternatives to the reorganization that were considered by the Board, if any.

R:

The following disclosure is included in the N-14 in the “Conclusion” section:

“If shareholder approval of the Agreement cannot be achieved, the Acquired Fund will continue to engage in business as a fund of a registered investment company and the Board of Trustees of Fidelity Salem Street Trust may consider other proposals for the reorganization or liquidation of the fund.”

Accordingly, we respectfully decline to revise the disclosure.

12.

THE PROPOSED TRANSACTION – Reasons for the Reorganization

“(7) the potential benefit of the Reorganization to FMR and its affiliates.”

C:

The Staff requests we expand to explain the potential benefit to FMR and its affiliates.

R:

The information provided in the “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund. Accordingly, we respectfully decline to revise the disclosure.

13.

VOTING INFORMATION – Record Date; Quorum; and Method of Tabulation

“One-third of the Acquired Fund’s outstanding voting securities entitled to vote constitutes a quorum for the transaction of business at the Meeting. If a quorum is not present, or if a quorum is present but sufficient votes to approve the proposal are not received, or if other matters arise requiring shareholder attention, the persons named as proxy agents may propose one or more adjournments to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares present or represented by proxy. When voting on a proposed adjournment, the persons named as proxy agents will vote FOR the proposed adjournment all shares that they are entitled to vote FOR the proposal, unless directed to vote AGAINST the proposal, in which case such shares will be voted against the proposed adjournment. Please visit www.fidelity.com/proxies to determine the status of this scheduled Meeting.

C:

The Staff request we revise disclosure in the proxy statement and ensure the proxy card provides shareholders with the ability to specifically vote on an adjournment of the meeting if necessary to solicit additional votes. See Rule 14a-4(c)). An adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable.

R:

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (Feb. 6, 1973), the SEC withdrew proposed Rule 20a-4 under the Investment Company Act of 1940, as amended, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In the Release, the SEC expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the [SEC] will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

Accordingly, we respectfully decline to revise the disclosure and the proxy card.

14.

STATEMENT OF ADDITIONAL INFORMATION

“The fund’s fundamental investment policies and limitations cannot be changed without approval by a “majority of the outstanding voting securities” (as defined in the Investment Company Act of 1940 (1940 Act)) of the fund. However, except for the fundamental investment limitations listed below, the investment policies and limitations described in this Statement of Additional Information (SAI) are not fundamental and may be changed without shareholder approval.”

C:

The Staff requests we revise to describe the vote required to change a fundamental investment policy per Item 16(c)(2).

R:

In the “Required Vote” section of the N-14, the term “majority of the outstanding voting securities” is defined. Accordingly, we respectfully decline to revise the disclosure.

15.

Part C

C:

The Staff requests we file the proxy card as an exhibit and provide to the Staff as soon as possible.

R:

The form of proxy card was included in the N-14 following the “Appendix” section and before the Part C.